Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

September 10, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Trajectory Alpha Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed on April 8, 2021

CIK No. 0001846750

Ladies and Gentlemen:

On behalf of our client, Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 1 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated April 13, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Financial Statements

Note 8 – Subsequent Events, page F-15

Please revise your disclosure to provide the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response to Comment

The Company acknowledges the Staff’s comment and has updated the disclosure in Note 8 titled “Subsequent Events” to provide the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. Please see page F-17.

Securities and Exchange Commission

September 10, 2021

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Stuart Bressman, Esq.

White & Case LLP

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